April 15, 2009

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20549-7010

Re:	Boots & Coots International Well Control, Inc. (the "Company")
Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2009
File No. 1-13817

Dear Mr. Schwall:

Thank you for the comments included in your letter dated April 10, 2009.  Each of the comments is reproduced below with specific responses in boldface print following each comment.

Proposal II – Amendment to Long-Term Incentive Plan, page 12

1.	Please include the table required by Item 10(a)(2) of Schedule 14A.

Response

We have included the table required by Item 10(a)(2) of Schedule 14A based upon currently available information.

2.
You state, “The 8,000,000 shares currently authorized for issuance under the 2004 are subject to outstanding benefits.”  Provide an explanation and revised disclosure addressing why the Equity Compensation Plan Information Table on page 39 does not appear to agree with this disclosure.

Response

Currently, all shares available under the 2004 Plan are subject to outstanding awards.  The language on page 12 has been revised to make it clear that this is the case.  Because the statement on page 12 deals only with the 2004 Plan, it cannot be directly reconciled with the Equity Compensation Plan Information Table, which includes shares subject to two additional plans, namely the Company’s 2006 Non-Employee Director Stock Incentive Plan and 2000 Long Term Incentive Plan.  The column of that table entitled “Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights” includes only the number of shares under the plans that are currently subject to awards of options and stock appreciation rights (the Company does not have warrants under these plans). It does not include shares that have been previously issued upon the exercise of awards.

H. Roger Schwall, Assistant Director
April 15, 2009

As noted above, the column in the Equity Compensation Plan Information Table entitled “Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans” also includes shares available under the 2006 Non-Employee Director Stock Incentive Plan (as noted in footnotes), which account for all of the shares that remain available for future issuance (excluding the shares in column (a)).  During the course of addressing your comment we determined that the 2006 Plan has, in fact, a total of 628,358 shares available for future grant, and the table has been revised to reflect this information.

Equity Compensation Plan Information Table, page 39

3.	Please explain why you have two rows one for plans approved by security holders and one for plans not approved by security holders that appear to contain the same information.

Response

The repetition of this data is a typographical error. The Company does not have any equity compensation plans that have not been approved by security holders, and the table has been revised accordingly.

We hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall, Assistant Director
April 15, 2009

Please do not hesitate to call with any questions or additional comments regarding the preliminary proxy statement or this letter.  I can be reached at (832) 912-0655.

Very truly yours,

/s/ Cary Baetz
Chief Financial Officer

cc:	John Madison
United States Securities and Exchange Commission